Exhibit 10.1

EMPLOYMENT AGREEMENT

This employment agreement (the “Agreement”) is dated June 18, 2004, between Excelligence Learning Corporation (“Employer”) and Diane Kayser (“Employee”).

Recitals

WHEREAS, Employer desires the services of Employee in order to retain Employee’s experience, abilities, and knowledge, and is therefore willing to engage her services on the terms and conditions set forth herein; and

WHEREAS, Employee desires to be employed by Employer and is willing to do so on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the above recitals and of the mutual promises and conditions set forth in this Agreement, it is agreed as follows:

1.	Duration: Subject to earlier termination as provided in this Agreement, Employee shall be employed for a term beginning on July 12, 2004 (the “Effective Date”), and continuing through July 11, 2006.

2.	Place of Employment: Unless the parties agree otherwise in writing, during the employment term Employee shall perform the services Employee is required to perform under this Agreement at Employer’s headquarters (which are currently located at 2 Lower Ragsdale Drive, Suite 200, Monterey, California, 93940); provided, however, that Employer may from time to time require Employee to travel temporarily to other locations on Employer’s business.

3.	Duties and Authority: Upon the Effective Date, Employer shall employ Employee as its Financial Director. Employee shall remain employed in such capacity until the last day of employment of Employer’s current Chief Financial Officer. Upon the last day of employment of Employer’s current Chief Financial Officer, and in no event later than August 31, 2004, Employer shall employ Employee as Executive Vice President and Chief Financial Officer. Employee shall have the full power and authority to manage and conduct business for the Employer, subject to the directions and policies of Employer as they may be, from time to time, stated either orally or in writing.

4.	Reasonable Time and Effort: During Employee’s employment, Employee shall devote such time, interest, and effort to the performance of this Agreement as may be fairly and reasonably necessary. Except with the prior written approval of the Chief Executive Officer, Employee, during the term of this Agreement or any renewal thereof, will not engage directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be competitive with, or that might place her in a competing position to, that of Employer or any of its Affiliates. For this purpose, “Affiliate” or “Affiliates” shall mean any partnership, joint venture, limited liability company or corporation that, directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common

Control with, Employer. For this purpose, the term “Control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a partnership, joint venture, limited liability company or corporation, whether through the ownership of voting securities, by contract or otherwise.

5.	Salary: During the term of this Agreement, Employer agrees to pay Employee a base salary of $225,000 per year. The base salary shall be payable as a current salary on a bi-weekly basis. Employer, in its sole discretion, may increase Employee’s base salary or any other benefits but may not decrease Employee’s salary during the term of this Agreement.

If, during the term of this Agreement, Employee’s employment is terminated for any reason apart from the reasons set forth in the sections below titled “Termination,” “Termination Because of Death,” and/or “Termination Because of Disability,” Employer shall continue to pay Employee’s base salary in effect at the time of Employee’s termination of employment through July 11, 2006. In such case, Employee will have no obligation to mitigate her lost compensation and Employer will also reimburse Employee’s insurance premiums incurred as a result of the continuation of Employee’s benefits coverage required by COBRA.

Whenever compensation is payable to Employee during a time when Employee is partially or totally disabled and such disability would entitle Employee to disability income or to salary continuation payments from Employer according to the terms of any plan now or hereafter provided by Employer or according to any policy of Employer in effect at the time of such disability, Employee shall apply for such disability income or salary continuation, and the compensation payable to Employee under this Agreement shall be inclusive of any such disability income or salary continuation and shall not be in addition to such disability income or salary continuation. If disability income is payable to Employee by an insurance company under an insurance policy paid for by Employer, the compensation payable to Employee under this Agreement shall be inclusive of the amounts paid to Employee by that insurance company and shall not be in addition to the amounts paid to Employee by that insurance company.

6.	Bonus: On each anniversary of the Effective Date, Employee shall receive a guaranteed bonus of 25% of her base salary and shall be eligible to receive an additional discretionary bonus of 25% of her base salary, such discretionary bonus to be awarded by Employer’s Chief Executive Officer and/or Board of Directors principally based on Employee’s performance during the year preceding the eligibility date; provided, however, that before any such discretionary bonus is paid to Employee, it must be approved by the compensation committee of the Board of Directors or the independent members of the Board of Directors, as appropriate at such time, in accordance with applicable law. Bonuses provided for in section titled “Bonus” shall not be owing and payable to Employee if Employee’s employment is terminated prior to the anniversary date of the Effective Date of this Agreement pursuant to the sections titled “Termination,” “Termination Because of Death,” and/or “Termination Because of Disability.”

Employee has notified Employer that she would have received a $50,000 bonus from her current employer (“Eddie Bauer Employment”) in the third quarter of 2004 and that, because of Employee’s expected termination of the Eddie Bauer Employment due to her entry into this Agreement, Employee may not receive such bonus. As a result, Employer agrees to pay Employee $50,000, on a one-time basis only, on the first anniversary of the Effective Date, if, as of such date, Employee has not received any or all of the $50,000 bonus earned through the Eddie Bauer Employment and this Agreement has not been terminated pursuant to the sections titled “Termination,” “Termination Because of Death,” and/or “Termination Because of Disability.” If Employee receives any portion of the $50,000 owing from the Eddie Bauer Employment, the amount owing to Employee by Employer under this paragraph shall be reduced by such amount. Employer’s agreement to make this one-time payment of up to $50,000 is contingent upon Employee’s personal attorney tendering a demand letter to Eddie Bauer in a form mutually agreeable to the parties hereto, and thereafter engaging in negotiations to the extent such attorney reasonably believes would be productive in order to try to secure payment of the $50,000 bonus, or portion thereof, owing from Eddie Bauer, taking into account the cost-effectiveness of such efforts. If Employee recovers payment of any or all of the $50,000 owing from Eddie Bauer after receiving payment of $50,000 from Employer pursuant to this paragraph, Employee shall promptly reimburse Employer for the amount equal to what was received from Eddie Bauer.

7.	Moving Reimbursement and Housing Allowances: In consideration of Employee’s move from her current residence in Bellevue, Washington, Employer shall pay for the reasonable expenses of Employee’s move to Monterey, California, such amount not to exceed $10,000 (the “Moving Reimbursement”). If Employee voluntarily resigns her position with Employer prior to the first anniversary of the Effective Date, or if Employee is terminated for “cause” (as defined in Section 12) prior to the first anniversary of the Effective Date, Employee agrees to reimburse Employer for one hundred percent (100%) of the Moving Reimbursement. The Moving Reimbursement shall be paid to Employee promptly upon receipt of receipts and other documentation evidencing Employee’s payment of such costs. Employee also shall be entitled to a temporary housing allowance for the reasonable costs of temporary housing in or near Monterey, California for the three months following the Effective Date. Such housing allowance shall be limited to the time Employee is paying rental expenses for her temporary housing, and shall not exceed a total of $5,000 for the three-month period and shall be paid to Employee promptly upon receipt of receipts and other documentation evidencing Employee’s payment of such costs.

8.	Additional Benefits: During the employment term, Employee shall be entitled to receive all other benefits of employment generally available to Employer’s other senior managerial employees as she becomes eligible for them, including medical, dental, life and disability insurance benefits, and participation in Employer’s 2001 Amended and Restated Stock Option and Incentive Plan, pension plan, quarterly bonus plan and/or profit-sharing plan.

Employer reserves the right to modify, suspend or discontinue any and all of the above benefit plans, policies and practices at any time without notice to or recourse to Employee so long as such action is taken generally with respect to other similarly situated persons and does not single out Employee.

9.	Stock Options: Employee shall be entitled to options to purchase up to 50,000 shares of Employer’s common stock pursuant to, and governed by, Employer’s 2001 Amended and Restated Stock Option and Incentive Plan. Such options shall vest 1/2 on each of the two (2)

successive anniversaries of the date of grant. Employee’s option grant also is contingent upon approval of the independent members of the Employer’s Board of Directors, such approval not to be unreasonably withheld, and Employee’s execution of a separate stock option agreement.

10.	Paid Time Off: Employee shall be entitled to 20 business days of Paid Time Off (“PTO”) each calendar year. PTO will continue to accrue so long as Employee’s total accrued PTO does not exceed 30 business days. In the event Employee’s accrued PTO should reach 30 business days, Employee will cease to accrue further PTO until Employee’s accrued PTO falls below that level. Other than the accrual and maximum accrual of PTO as set forth in this section of the Agreement, Employee’s PTO shall be governed by the PTO provisions of the Excelligence Learning Corporation Employee Manual.

11.	Expense Reimbursement: During the employment term, to the extent that such expenditures satisfy the criteria under the Internal Revenue Code for deductibility by Employer (whether or not fully deductible) for federal income tax purposes as ordinary and necessary business expenses, Employer shall reimburse Employee promptly for reasonable business expenses, including travel, entertainment, parking, business meetings, and professional dues, made and substantiated in accordance with the policies and procedures established from time to time by Employer with respect to Employer’s other similarly situated employees.

12.	Termination: Employer may terminate this Agreement at any time for cause. Under this Agreement, the term “cause” shall mean (i) misappropriation of any material funds or property of Employer or of any of its related companies; (ii) unjustifiable material neglect of duties under this Agreement; (iii) conviction of a felony involving moral turpitude; (iv) gross misconduct and/or the failure to act in good faith to the material detriment of Employer; or (v) willful and bad faith failure to obey reasonable and material orders given by Employer. If this Agreement is terminated as set forth in this paragraph, then payment of the specified salary earned and benefits accrued as of the date of the termination shall be payment in full of all compensation payable under this Agreement.

13.	Termination Because of Death: In the event that Employee dies during the term of this Agreement, this Agreement shall be terminated on the last day of the calendar month of her death and Employer shall be required to pay to Employee’s estate the specified salary and any additional benefits accrued by Employee at the time of her death.

14.	Termination Because of Disability: If, at the end of any calendar month during the initial term or any renewal term of this Agreement, Employee is and has been for the three (3) consecutive full calendar months then ending, or for 80% or more of the normal working days during the six (6) consecutive full calendar months then ending, unable due to mental or physical illness or injury to perform Employee’s duties under this Agreement, Employer shall have the right to, subject to applicable federal and state law, to terminate Employee’s employment, and Employer shall only be obligated to pay Employee the specified compensation earned and benefits accrued by Employee at the time of her termination by Employer.

15.	Agreement Survives Combination or Dissolution: This Agreement shall not be terminated by Employer’s voluntary or involuntary dissolution or by any merger in which Employer is not the surviving or resulting corporation, or on any transfer of all or substantially all of Employer’s assets. In the event of any such merger or transfer of assets, the provisions of this Agreement shall be binding on and inure to the benefit of the surviving business entity or the business entity to which such assets shall be transferred.

16.	Notices: All notices that either party is required or may desire to serve upon the other may be served either personally or sent certified mail / return receipt requested or sent by overnight delivery addressed to the other party, or to such other address as either party may provide in writing to the other party, as follows:

To Employer: Ronald Elliott, Excelligence Learning Corporation, 2 Lower Ragsdale Dr., #200, Monterey, CA 93940.

To Employee: Diane Kayser, Excelligence Learning Corporation, 2 Lower Ragsdale Dr., #200, Monterey, CA 93940, with a copy to Arnie Herz, Esq., 14 Vanderventer Ave., Ste. 255, Port Washington, NY 11050.

17.	Employee Manual: Employee acknowledges that Employee has been provided a copy of the Excelligence Learning Corporation Employee Manual. It is agreed and understood that the Employee Manual represents guidelines that the Company may change from time to time in its sole discretion. It is not intended to be a contract. To the extent that this Agreement conflicts with the Employee Manual, the terms of this Agreement pertain to Employee’s employment.

18.	Nondisclosure of Confidential Information or Trade Secrets: In the course of Employee’s employment with Employer, Employee will have access to confidential records and data pertaining to Employer’s customers and its operations. Such information is considered secret and is disclosed to Employee in confidence. Furthermore, all memoranda, notes, records, computer files, and other documents or tangible material made or compiled by Employee, or made available to Employee during the term of this Agreement concerning the business of Employer, shall be the sole property of Employer and shall be delivered to Employer on the expiration or termination of this Agreement, or at another time on request. During Employee’s employment with Employer and thereafter, Employee shall keep in confidence and shall not directly or indirectly disclose any secret or confidential information belonging to Employer or any of its related companies except as required in the course of Employee’s employment by Employer and/or authorized in writing by Employer, or required by law.

19.	Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

20.	Waiver: The failure by either party to exercise or enforce any terms or conditions under this Agreement shall not be deemed to be a waiver of that party’s right to exercise or enforce any such term or condition in the future. The waiver by either party of any breach, default, or omission in the performance of any of the terms or conditions of this Agreement by the other party shall not be deemed to be a waiver of any other breach, default, or omission.

21.	Severability: If any part of this Agreement is invalidated or rendered unenforceable by any court of competent jurisdiction or by any regulation or legislation to which it is subject, the remaining provisions and that provision found invalid or unenforceable as it may apply to other circumstances, shall remain in full force and effect. In such event, the parties shall promptly negotiate in good faith to amend this Agreement by replacing such stricken provision with a valid and enforceable provision that fulfills the original intention of the invalid or unenforceable provision.

22.	Entire Agreement: This Agreement constitutes the entire Agreement of the parties with respect to the subject matter hereof and cancels and supersedes all previous agreements or understandings relating thereto, whether written or oral, between the parties.

23.	Arbitration: In the event that there shall be a dispute between the parties arising out of or relating to this Agreement or the breach thereof, other than Section 18 hereof, the parties agree that such dispute shall be resolved by final and binding arbitration before a sole arbitrator in Monterey, California administered by the American Arbitration Association (“AAA”) in accordance with AAA’s Labor Arbitration Rules then in effect. Depositions may be taken and other discovery may be obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings. Any award issued as a result of such arbitration shall be final and binding between the parties thereto, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The prevailing party in any legal action (including arbitration) shall be entitled to recover any and all reasonable attorneys’ fees and other costs reasonably incurred in connection therewith.

24.	Amendment: This Agreement shall only be amended or waived by a writing that explicitly refers to this Agreement and that is signed by both parties.

25.	Execution: The parties, having carefully read this Agreement and having consulted or having been given an opportunity to consult legal counsel, hereby acknowledge their agreement to all of the foregoing terms and conditions by executing this Agreement. Each signatory hereto represents and warrants that it is authorized to sign this Agreement on behalf of the respective party. This Agreement may be executed in any number of counterparts, and each such counterpart shall be an original and together they shall constitute one agreement.

EMPLOYER		EMPLOYEE

By:	/s/ Ronald Elliott	By:	/s/ Diane Kayser
	Ronald Elliott		Diane Kayser
Chief Executive Officer
Excelligence Learning Corporation

	Date: June 23, 2004		Date: June 18, 2004